

XENiA

MODERN MEDITERRANEAN GRILL

Slide For The Details


yelp
tacos, cheap dinner, Max's
Fairfax, Los Angeles, CA
For Businesses
Write a Review
Restaurants
Home Services
Auto Services
More
Xenia Pop Up
20 reviews
Claimed • Salad, Sandwiches, Pop-Up Restaurants Edit
Closed Hours updated 1 month ago
See 37 photos

EATER
LOS ANGELES

4 Restaurants to Order Takeout From This Weekend in LA

Eat well and stay safe while supporting Los Angeles's vibrant restaurant scene

by Eater Staff | Updated Mar 26, 2021, 11:14am PDT

You know what sounds good in the rain right now? Warm chunks of grilled chicken, wrapped in a sesame flatbread, with fries and pickled red onion and lots of Greek goddess dressing — which is precisely what you should be eating at LA pop-up Xenia. The upstart operation bops around the city from Beverly Hills to Melody in Virgil Village, cooking up tri-tip wraps, grilled chicken salads, sweet potato plates, and anything else the crew can conceive of. This is pure California flavor with a nod to the broad Mediterranean, and ideal for a warming, not-too-heavy meal during such gray days. —*Farley Elliott*

DOORDASH

Xenia

DashPass • Mediterranean inspired • California Cafe.
5.0 ★ 12 ratings • 2.6 mi • $$

$3.99 delivery fee | **Closed**

Group Order


eatxenia
73 Posts
1,657 Followers
57 Following
XENiA
A Modern Mediterranean Kitchen. Stay tuned for schedule.
linktr.ee/Eatxenia

The Opportunity

To take advantage of the booming food delivery market and create a modern food brand designed to redefine the at-home dining experience.

The growth of this revenue stream has inspired entrepreneurs to rethink the dated and expensive restaurant model, leading to the creation of Ghost Kitchens.

	Ghost Kitchen	vs.	Traditional Restaurant
Investment	$200K ~ $250K		$1M ~ $1.5M
Time to Market	4 ~ 6 Weeks		1+ Year
Staff	6 ~ 12 people		12 ~ 18 people
Sq. Ft.	200 Sq. Ft.		2000+ Sq. Ft.
Rent	$4,000		$6,000 ~ $8,000

ChowNow Uber Eats Postmates ezcater

DOORDASH caviar GRUBHUB EAT CLUB Cater2.me

The Location

We have strategically chosen a location operated and managed by one of the leading providers of Ghost Kitchen real estate to lean on their expertise. The demographics within a 15-minute radius of this facility indicate a high propensity for delivery usage.

Xenia will continue to build on its established relevance and momentum in this area from our restaurant pop-ups at The Mar Vista.

Within a ~ 15-minute delivery…

Weekly Delivery Order Volume	113,000+ Orders
Total Population	367,000+ People
Daytime Worker Population	302,000+ People
Average Age	38 Years
Average Household Income	$126,000


The Getty
HOLMBY HILLS
Beverly Hills
FAIRFAX
WESTWOOD
CENTRAL LA
WILSHIRE CENTER
KOREATOWN
MIRACLE MILE
BRENTWOOD
CENTURY CITY
WEST LOS ANGELES
MID CITY
Santa Monica College
WILSHIRE MONTANA
Santa Monica
Culver City
Natural History Museum of Los Angeles County
CRENSHAW
MAR VISTA
CLARKDALE
LEIMERT PARK
VERMONT SQUARE
OCEAN PARK
Venice Beach
Inglewood Oil Field
CULVER - WEST
VENICE
Marina Del Rey
Ladera Heights
SOUTH LOS ANGELES
PARK MESA HEIGHTS
HYDE PARK
PLAYA VISTA
Inglewood
Hollywood Park Casino
PLAYA DEL REY
Los Angeles International Airport
Westmont
Lennox
West Athens
El Segundo
Hawthorne
Costco Wholesale
HUSTLER® Casino

Where XENiA Fits In Within The LA Market


Quality
Price
XENiA
MIZ LA LA
Dr. Sandwich
tocaya ORGANICA
tendergreens
SOOM SOOM FRESH Mediterranean Eats
FLOWER CHILD
HEALTHY FOOD FOR A HAPPY WORLD
Zankou Chicken
sweetgreen
PANINI KABOB GRILL
TRUE SCRATCH KITCHEN
CHIPOTLE MEXICAN GRILL
CAVA
MENDOCINO FARMS
sandwich market
YALLA
mediterranean
daphne's

Opening Marketing Strategy

Marketing XENiA directly to those within our geographical reach is critical for success. We are seeking a partner to create content and manage these key objectives and channels:

- Create local buzz and awareness of the XENiA brand, offerings, and opening
- Develop assets for opening, including photography, videography, brand messaging, opening announcements, and social media strategy
- Generate local and seasonal stories to pitch and keep XENiA relevant to media beyond the opening press cycle

Social Media Ads

Influencer & Brand Partnerships

Micro-influencers within our delivery radius that have expertise in food, lifestyle, and fashion

Posters, Street Art, & Billboards

Print media within the direct delivery radius including movie style posters, street art, and billboards.

3rd Party In-App Advertising

Discounts, bundles, promotions, loyalty programs, etc.

PR & Media Outreach

Steady State EBITDA Snapshot

Annual Gross Sales	**$1,192,068**	**100.0%**
Total COGS	$344,388	28.9%
Hourly Wages	$308,676	25.9%
Prime Costs	$653,064	54.8%
Gross Profit	**$539,004**	**45.2%**
Operating Expenses		
Delivery Processing Fees	$246,588	20.7%
Occupancy	$68,700	5.8%
Misc. Operating	$17,964	1.5%
Total Operating Expenses	$333,252	28.0%
Store EBITDA	**$205,752**	**17.3%**
Marketing	$66,000	5.5%
Management	$35,760	3.0%
Consolidated EBITDA	**$103,992**	**8.7%**